 Exhibit (a)(1)(iv)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
ALERISLIFE INC.
a Maryland corporation
at
$1.31 NET PER SHARE
Pursuant to the Offer to Purchase dated February 17, 2023
by
ABP ACQUISITION 2 LLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 17, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
February 17, 2023
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of ABP Acquisition LLC, a Maryland limited liability company (“Parent”), to act as Information Agent in connection with Purchaser’s Offer to Purchase, dated February 17, 2023 (the “Offer to Purchase”), subject to certain conditions, including the satisfaction of the Minimum Condition (as defined in the Offer to Purchase), any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AlerisLife Inc., a Maryland corporation (“ALR”), that are not already owned by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser, at a price of $1.31 per Share, net to the seller in cash, without interest (the “Offer Price”) and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF ALR, ACTING ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE COMPRISED SOLELY OF INDEPENDENT DIRECTORS, HAS RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 19 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.   The Offer to Purchase;
2.   The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.   A Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Equiniti Trust Company (the “Depository”) by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer (the “Notice of Guaranteed Delivery”);

4.   A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and
5.   ALR’s Solicitation/Recommendation Statement on Schedule 14D-9, dated February 17, 2023.
We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on March 17, 2023, unless the Offer is extended or earlier terminated.
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among ALR, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into ALR, without a meeting of ALR’s stockholders in accordance with Section 3-106.1 of the Maryland General Corporation Law, and ALR will be the surviving corporation and a wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) will be converted into the right to receive consideration equal to the Offer Price, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.
For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depository, or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery.
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Equiniti Trust Company, as the Depository, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,
MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depository or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, NY 10018
(800) 322-2885